Exhibit 99.1
SEABRIDGE GOLD INC.
Consolidated Balance Sheets
(Unaudited, 000's of Canadian dollars)

	June 30, 2010	December 31, 2009

ASSETS
CURRENT ASSETS
Cash and cash equivalents	$1,387	$285
Short-term deposits	48,950	9,002
Amounts receivable and prepaid expenses	912	466
Marketable securities	827	797
	52,076	10,550

LONG-TERM GUARANTEED INVESTMENT	11,000	-

CONVERTIBLE DEBENTURE (Note 2)	525	-

MINERAL INTERESTS (Note 2)	102,999	91,214

RECLAMATION DEPOSITS	1,549	1,552

PROPERTY AND EQUIPMENT	66	85

	$168,215	$103,401

LIABILITIES
CURRENT LIABILITIES
Accounts payable and accruals	$4,629	$1,376
Income taxes payable	34	34
	4,663	1,410

LONG-TERM INCOME TAXES PAYABLE	88	137
PROVISIONS FOR RECLAMATION LIABILITIES	2,354	2,256
	7,105	3,803

SHAREHOLDERS' EQUITY
SHARE CAPITAL (Note 3)	177,288	114,027
STOCK OPTIONS (Note 3)	6,802	7,012
CONTRIBUTED SURPLUS	283	126

DEFICIT	(23,311)	(21,740)
ACCUMULATED OTHER COMPREHENSIVE INCOME	48	' 173
	161,110	99,598

	$168,215	$103,401

Subsequent Event (Note 2)

See accompanying notes to consolidated financial statements

ON BEHALF OF THE BOARD OF DIRECTORS

Rudi P. Fronk Director	James S. Anthony Director

SEABRIDGE GOLD INC. Consolidated Statements of Operations and Deficit For the Periods Ended June 30, 2010 and 2009 (unaudited, 000's of Canadian dollars, except income per share)

	Three Months Ended June 30,		Six Months Ended June 30,
	2010	2009	2010	2009
Expenditures
Corporate and general	$1,854	$1,521	$2,920	$2,697
Interest income	(139)	(145)	(180)	(312)
Gain on sale of marketable securities	-	(115)	-	(115)
Foreign exchange (gains) losses	(71)	17	(1,169)	5
Net Loss for Period	1,644	1,278	1,571	2,275
Deficit, Beginning of Period	21,667	18,059	21,740	17,062
Deficit, End of Period	$23,311	$19,337	$23,311	$19,337

Loss per Share - basic and diluted	$0.04	$0.03	$0.04	$0.06

Weighted Average Number of Shares Outstanding	40,541,852	37,411,185	39,580,183	37,401,185

Consolidated Statements of Comprehensive Loss
For the Periods Ended June 30, 2010 and 2009
(unaudited, 000's of Canadian dollars)
	Three Months Ended June 30,		Six Months Ended June 30,
	2010	2009	2010	2009
Net Loss for Period	$1,644	$1,278	$1,571	$2,275
Other Comprehensive Loss (Income)
Reclassification for gains and losses in net loss for period	-	80	-	(72)
Unrecognized gains and losses on marketable securities	52	(51)	125	(50)
Comprehensive Loss	$1,696	$1,307	$1,696	$2,153

Consolidated Statements of Accumulated Other Comprehensive Income
For the Periods Ended June 30, 2010 and 2009
(unaudited, 000's of Canadian dollars)
	Three Months Ended June 30,		Six Months Ended June 30,
	2010	2009	2010	2009
Balance, Beginning of Period	$100	$46	$173	$(105)
Other Comprehensive Income (Loss)	(52)	(29)	(125)	122
Balance, End of Period	$48	$17	$48	$17

SEABRIDGE GOLD INC.
Consolidated Statements of Cash Flows
For the Periods Ended June 30, 2010 and 2009
(unaudited, 000's of Canadian dollars)
	Three Months Ended June 30,		Six Months Ended June 30,
	2010	2009	2010	2009
Cash Provided from (Used for) Operations	$(1,644)	$(1,278)	$(1,571)	$(2,275)
Net loss for period
Items not involving cash
Gain on sale of marketable securities	-	(115)	-	(115)
Stock option compensation	35	429	122	716
Accretion	49	43	98	86
Amortization	9	10	18	20
Foreign exchange	-	-	-	-
Income tax recoveries	-	-	-	-
Changes in non-cash working capital items
Amounts receivable and prepaid expenses	(362)	(114)	(172)	1
Accounts payable and accruals	(819)	89	(90)	(168)
Income taxes payable	(49)	-	(49)	(5,326)
	(2,781)	(936)	(1,644)	(7,061)
Investing Activities
Mineral interests	(7,453)	(1,904)	(9,392)	(6,044)
Property and equipment	-	-	-	-
Reclamation deposits	-	(249)	-	(249)
Marketable securities increase - net	-	(239)	-	(239)
Short-term deposits	9,924	3,391	(39,948)	5,743
Long-term guaranteed investment	-	-	(11,000)	-
	2,471	999	(60,340)	(789)
Financing Activities
Issue of share capital (Note 3)	106	95	63,086	526
Net Cash Provided	(204)	158	1,102	(7,324)
Cash and Cash Equivalents, Beginning of Period	1,591	617	285	8,099
Cash and Cash Equivalents, End of Period	$1,387	$775	$1,387	$775

Supplementary Non-cash Investing Activities
Changes in Accounts Receivables and
Liabilities in Mineral Interests	$1,241	$1,886	$3,069	$(425)

SEABRIDGE GOLD INC.
Notes to the Consolidated Financial Statements
At June 30, 2010
(in Canadian dollars, except where noted)

1.	Basis of Presentation
These interim consolidated financial statements of the Company do not include all the disclosures as required under Canadian generally accepted accounting principles for annual financial statements, however, the interim consolidated financial statements, follow the same accounting policies and methods of application as the most recent annual financial statements.  The interim consolidated financial statements should be read in conjunction with Seabridge’s audited consolidated financial statements for the year ended December 31, 2009.

2.	Mineral Interests
Expenditures on projects during the six month period ended June 30, 2010 and 2009 were as follows (000’s):

	Balance, Dec. 31, 2009	Expenditures Quarter 1, 2010	Expenditures Quarter 2, 2010	Balance, June 30, 2010
Courageous Lake	$22,404	$206	$2,395	$25,005
KSM	57,851	3,480	6,189	67,520
Castle Black Rock	242	-	10	252
Grassy Mountain	3,606	60	29	3,695
Hog Ranch	680	-	(680)	-
Quartz Mountain	444	-	35	479
Red Mountain	1,543	11	40	1,594
Pacific Intermountain Gold	3,960	10	-	3,970
Other Nevada projects	484	-	-	484
	$91,214	$3,767	$8,018	$102,999

	Balance, Dec. 31, 2008	Expenditures Quarter 1, 2009	Expenditures Quarter 2, 2009	Balance, June 30, 2009
Courageous Lake	$21,908	$34	$227	$22,169
KSM	36,140	1,687	3,711	41,538
Castle Black Rock	516	-	(8)	508
Grassy Mountain	3,469	63	29	3,561
Hog Ranch	1,277	-	(567)	710
Quartz Mountain	452	-	11	463
Red Mountain	1,407	13	17	1,437
Pacific Intermountain Gold	3,448	24	263	3,735
Other Nevada projects	412	-	17	429
	$69,029	$1,821	$3,700	$74,550

Castle Black Rock, Pacific Intermountain Gold and Other Nevada Projects
In December 2009, the Company signed a letter of intent to sell the Castle Black Rock, Pacific Intermountain Gold and Other Nevada projects to Constitution Mining Corp. (“Constitution”).  The terms of the agreement called for Constitution to pay cash of US$3 million, issue three million shares and issue a US$1 million two-year convertible debenture.

The cash payments consisted of US$200,000 paid on signing the letter of intent, US$800,000 on closing the agreement, US$1,000,000 one month after closing and US$1,000,000 on the first anniversary which would be secured by an 8% promissory note. The share issuances are due as to one million shares on closing and a further two million shares at the earlier of their finding a gold resource of at least one million ounces and three years after the closing.  The convertible debenture bears interest at 8% and can be repaid by Constitution at any time prior to maturity by paying US$1,250,000.  At maturity, the balance outstanding may be converted into shares of Constitution, at Seabridge’s option, based on a US$1.00 per share conversion price.  The agreement closing has been delayed until September 30, 2010, and in the interim, Constitution provided subsequent to the period end, US$302,000 in non-refundable payments to cover property obligations.

Hog Ranch
In April 2009, the Company signed an option agreement with Icon Industries Ltd., now ICN Resources Ltd. (“ICON”).  The terms of the agreement required ICON to issue one million common shares to the Company, pay $500,000 on closing and to issue a further one million common shares and pay a further $525,000 within 12 months of the agreement being accepted by the TSX Venture Exchange.  The acceptance by the TSX Venture Exchange was received and ICON issued the first one million shares and paid the $500,000.  In April 2010, the balance of the one million shares was received and the Company agreed to take back a $525,000 convertible debenture in place of the cash due.  The debenture is for 18 months with interest at 5% per annum and the principal and accumulated interest is convertible into common shares of ICON at the Company’s option at $0.30 per share.  The debenture is secured by the Company’s interest in the project.

SEABRIDGE GOLD INC.
Notes to the Consolidated Financial Statements
At June 30, 2010
(in Canadian dollars, except where noted)

For reporting purposes the convertible debenture, in the amount of $525,000 has been allocated between the debenture receivable ($385,000) and the related conversion option ($140,000) based on the fair value of the instruments.  The fair value of the conversion option was determined using the Black-Scholes option pricing model, the ICON share price and its historical volatility, the conversion price and the expected life of the instruments.  The carrying value of the conversion option will be adjusted to fair value at each reporting period and any gain or loss will be recognized in the statement of operations at that time.

3.	Share Capital

(a)	Common shares were issued during the six month period ended June 30, 2010 as follows:

	Shares	Amount (,000)
Balance, December 31, 2009	37,598,685	$114,027
For cash, prospectus financing (see below)	2,875,000	62,708
For cash, exercise of stock options	71,500	378
Value of options exercised	-	175
Balance, June 30, 2010	40,545,185	$177,288

On March 3, 2010, the Company closed a base shelf prospectus financing of 2,875,000 common shares at US$22.90 per share for gross proceeds of US$65,837,500 (CDN$67,944,300). The agents received commission of 6.5% in cash or CDN$4,416,000 and other expenses of the financing totalled CDN$820,000.

(b) Stock Options

A summary of the status of the Company’s stock option plan at June 30, 2010 and changes during the period are presented below:

	Shares	Amount
Outstanding, December 31, 2009	1,812,500	$7,012,000
Exercised	(71,500)	(175,000)
Expired	(15,000)	(157,000)
Value of prior years options vested	-	122,000
Outstanding, June 30, 2010	1,726,000	$6,802,000

4.	Related Party Transactions

During the six month period ended June 30, 2010, a private company controlled by a director of the Company was paid $19,900 (Quarter 2 - $10,000) (2009 - $7,200 and $2,800) for technical services provided by his company related to mineral properties; a private company controlled by a second director was paid $200,000 (Quarter 2 - $150,000) (2009 - $100,000 and $50,000) for corporate consulting services rendered and a third director was paid $8,300  (Quarter 2 - $4,100) (2009 - $11,200 and $6,200) for geological consulting services.

These transactions were in the normal course of operations and were measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.